UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								February 2, 2006

Via Facsimile (925) 842-2280 and U.S. Mail

David J. O`Reilly
Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon CA  94583

	Re:	Chevron Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 3, 2005
		Response Letter dated November 22, 2005
      File No. 001-00368

Dear Mr. O`Reilly:

      We have reviewed your letter of November 22, 2005 and have the following comments. Please be as detailed as necessary in the explanation you provide for these comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your website still refers to lubricants operations located in Syria. Please tell us when you anticipate updating your website consistent with your response to prior comment one. In addition, we note that the Department of Energy`s website on Global
Energy Sanctions, updated as of July 2004, indicates that you are required to contract with non-American suppliers for replacement parts in connection with your Syrian operations. Please tell us whether you or any affiliate has direct or indirect ties with Syria that involve contracting with non-American suppliers for replacement parts. If you believe that the DOE website refers to Chevron in error, please state so.

2. We note your response to prior comment one.  Please tell us which
of the segments identified in the summary of your operations on page
6 or your discussion and analysis of operations beginning on page
26
of your 2004 Annual Report includes your oil trading business.

3. Please tell us if the purchases of Syrian-origin crude oil from Sytrol and others were subject to, and conducted in compliance with, license requirements or other regulations administered by the Commerce Department`s Bureau of Industry and Security and/or OFAC.





      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance


David J. O'Reilly
Chevron Corporation
February 2, 2006
Page 1